VIA EDGAR

July 26, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”); File No. 811-21295– Post-Effective Amendment No. 426

Dear Ms. White:

This letter is in response to the comment on the Trust’s response letter filed on July 22, 2016 (“July 22, 2016 Response Letter”) with respect to the Registration Statement for the JPMorgan Diversified Real Return Fund (the “Fund”). Our responses to your comment are set forth below. The Registration Statement reflects a proposed new investment advisory agreement that is subject to shareholder approval. The Special Meeting of Shareholders to consider the proposal to approve the proposed new investment advisory agreement has been adjourned to July 28, 2016. If shareholders approve the proposed new investment advisory agreement, we will incorporate the changes referenced in the July 22, 2016 Response Letter and below into the Fund’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, on or around July 28, 2016 or such later date as shareholders approve the proposed new investment advisory agreement. In the event that shareholders do not approve the new investment advisory agreement, we will withdraw the filing. Capitalized terms have the same definition as in Post-Effective Amendment No. 426.

More About the Fund

1.	Comment: The disclosure under Main Risks in the “More About the Fund” section includes “Convertible Securities Risk” but the Risk/Return Summary does not. Please add “Convertible Securities Risk” disclosure to the Risk/Return Summary.

Response: “Convertible Securities Risk” will be added under Main Investment Risks in the Risk/Return Summary.

In connection with your review of Post-Effective Amendment 426 filed by the Trust on April 21, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

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